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                    March 4, 2024

       Christopher J. Thome
       Vice President-Finance & Chief Financial Officer
       Graham Corp
       20 Florence Ave
       Batavia, NY 14020

                                                        Re: Graham Corp
                                                            Form 10-K for the
Year Ended March 31, 2023
                                                            File No. 001-08462

       Dear Christopher J. Thome:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Technology
       cc:                                              Christina McLeod